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                                EXHIBIT (a) (6)

                   Text of Press Release Dated October 29, 1999


NEWS RELEASE

FOR IMMEDIATE RELEASE

FOR MORE INFORMATION CONTACT:
James J. Boyne                  or                  Eileen Davis
800/225-2222                                        800/225-2222
Ext. 6327                                           Ext. 6886


                      VAN KAMPEN PRIME RATE INCOME TRUST
                 COMPLETES TENDER OFFER FOR ITS COMMON SHARES


        CHICAGO (October 29, 1999) -- Van Kampen Prime Rate Income Trust announced today the final results of its tender offer for approximately fourteen percent of its outstanding common shares of beneficial interest. The offer expired at 12:00 Midnight, Eastern Standard Time, on October 15, 1999.

        The Trust said that 46,135,363 common shares, or approximately 5.43% of the Trust's common shares outstanding as of the expiration of the tender offer, were validly tendered through the stated expiration date. All 46,135,363 common shares tendered were purchased at a price of $9.78 per common share, the net asset value at the time the offer expired. Payment for the shares purchased was mailed prior to the date hereof.

        As indicated in the Trust's current prospectus, the Board of Trustees of the Trust currently intends, each quarter, to consider authorizing the Trust to make a tender offer for its common shares in order to attempt to provide liquidity to its investors.

        The Trust commenced operations on October 5, 1989 and had total net assets of approximately $8,305,166,534 as of October 15, 1999.

        Van Kampen Prime Rate Income Trust is advised and distributed by subsidiaries of Van Kampen Investments Inc. ("Van Kampen"), a diversified asset management company with more than two million retail investor accounts, extensive capabilities for managing institutional portfolios, and more than $79 billion under management or supervision as of September 30, 1999. Van Kampen's more than 50 open-end and 39 closed-end funds and more than 2,500 unit investment trusts are professionally distributed by leading financial advisers nationwide. Van Kampen is an indirect wholly owned subsidiary of Morgan Stanley Dean Witter & Co.